Filed by Unimin Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

(Commission File No. 001-36670)

Employee FAQs

1.    What was announced today?

Today we announced a definitive agreement regarding the merger of Unimin Corporation with Fairmount Santrol. The new company will combine the two companies’ strong product portfolios and complementary geographic footprints to create an industry leading materials solutions provider, serving both the energy and industrial segments. As a business serving the electronics and high-tech export markets, our specialty High Purity Quartz (HPQ) business will stay with Sibelco, Unimin’s parent company, where there are existing synergies and continued plans for growth.

2.    Why are Unimin Corporation and Fairmount Santrol merging?

By joining together, this merger will bring the two organizations increased scale, broader and more diverse product offerings, enhanced capabilities, and an expanded and more resilient supply chain. The new company will consist of an extensive network of flagship plants and strategically located terminals in North America; enabling cost competitive supply to all major shale plays.

3.    When will this Merger take effect?

Before the two companies can merge, the transaction must go through a regulatory review process and meet customary closing conditions. The deal is expected to close mid-2018 pending all approvals.

4.    Are Grupo Materias Primas and Unimin Canada included with the Unimin Corporation merger?

This merger includes Unimin Corporation and its subsidiaries, inclusive of Grupo Materias Primas and Unimin Canada Ltd.

5.    Who is Fairmount Santrol?

Fairmount Santrol is a leading silica producer serving Oil & Gas and Industrial businesses located in North America. Fairmount Santrol has over 900 employees and a global presence in North America, Europe, and Asia. Like Unimin Corporation, Fairmount Santrol has a long-standing commitment to the principles of safety and sustainable development with a focus on long-term value creation.

6.    Why does this merger involve Unimin Corporation going public?

By merging with Fairmount Santrol, Unimin Corporation will become a public company at the close of the deal (anticipated merger close mid-2018). As a public entity, the company will have more flexibility to raise capital in order to further invest and grow its business.

7.    Why is HPQ staying with Sibelco? How do I know if I will be a part of the merged entity or remain with Sibelco?

As a business that serves the electronic and other high-tech export markets, our specialty High Purity Quartz (HPQ) business will stay with Sibelco, Unimin’s parent company, where there are existing synergies and continued plans for growth. While the details are still being finalized, employees remaining with HPQ will be notified over the next few months.

8.    What parts of the Coatings & Polymers business are remaining with Sibelco?

Both Sibelco and Unimin Corporation view Coatings & Polymers as a priority growth areas. While the sales and marketing and R&D teams will be housed within Sibelco, product delivery will remain with Unimin. While the details are still being finalized, employees remaining with Unimin Corporation that work in Coatings & Polymers will be notified over the next few months.

If you have a question that is not on this FAQ list, please send the question to employee.questions@unimin.com or your HR Business Partner who will work with leadership to identify the approved answer.

9.    I am a Unimin employee, what does this deal mean for me?

In addition to working with a business with a long-term vision of growth and value creation, we believe there will be enhanced growth opportunities for our employees as part of a larger company with diverse revenue streams.

This merger is required to undergo a regulatory review process and meet customary closing conditions, which we anticipate completing in mid-2018. This deal announcement will have no immediate impacts on your day-to-day responsibilities. Business continuity during this period through prioritizing safety and caring for our customers, is our top priority.

10.    Will there be headcount reductions within Unimin or elsewhere in Sibelco as a result the merger?

We are still very early in the merger integration process and have not yet started to design the future organizational structure of the new merged company, or Sibelco post merger. Additionally, we have great respect for our employees and will look to create opportunities where possible. If there are decisions that impact headcount we will communicate these to impacted employees as early as possible.

11.    How will the integration process be managed?

This merger is required to undergo a regulatory review process and meet customary closing conditions, which we anticipate completing in mid-2018. Starting in early 2018, we will build an integration planning team, led by senior management of both companies. Together, the integration team will work to determine how to bring the best of both companies together and capitalize on the strengths of each organization.

12.    What will be the new name of the Merged Company?

Unimin Corporation and Fairmount Santrol will preserve their respective company names until close. Any future naming and branding decisions for the new merged entity will be communicated once known.

13.    Where will corporate headquarters of the Merged Company be located?

We are still very early in the merger integration process and have not yet started to design the future organizational structure, including future headquarter location. Until merger close, Unimin corporate headquarters will continue to be in New Canaan, CT with a decision on the corporate headquarters of the combined company expected by close. The combined company will maintain regional offices across North America to leverage both companies’ significant regional operating presence, strong partnerships, and talented employee bases. Unimin Corporation will inform employees about the corporate headquarter location once decisions are made.

14.    Who will be on the leadership team of the Merged Company?

We are still very early in the merger integration process and have not yet started design of the future organizational structure. Upon merger close, Jenniffer Deckard, Fairmount Santrol CEO, will be appointed CEO of the combined company. It is anticipated that the organizations will come together as a blended Executive Leadership Team consisting of members from both Unimin Corporation and Fairmount Santrol. We will announce the leadership team once these decisions are made.

15.    What will the organizational structure be of the future company? Do you see any significant changes to what our organization looks like today?

We are still very early in the process and have not yet started to design the future organizational structure. We will continue to keep you updated throughout the integration process leading up to the merger close and beyond.

16.    How will this merger impact the Vision 2020 changes planned for January 1, 2018?

There are a small number of responsibility, reporting and priority changes brought about by this merger. These changes have already been identified and will be communicated separately. For the majority of employees, within both Sibelco and Unimin, there is no impact and we ask you to continue your current focus, prioritizing safety and our customers.

If you have a question that is not on this FAQ list, please send the question to employee.questions@unimin.com or your HR Business Partner who will work with leadership to identify the approved answer.

17.    Will there be any impacts to Unimin union employees?

Please note that outside of business-as-usual contract negotiations, there will be no changes to the terms and conditions of employment as a result of the merger. Employment terms for unionized employees will continue to be governed by the appropriate Collective Bargaining Agreement.

18.    Will there be any impacts to Unimin employee compensation? Bonus targets? Sales targets?

The transaction must go through a regulatory review process and meet customary closing conditions for an anticipated close mid-2018. Leading up to close, there is no anticipated change to employee compensation, bonus targets, sales targets, or other components of your total compensation, outside of our normal annual compensation review process. Post-close, we will evaluate the compensation plans of both companies to identify the best options for the merged company. We will continue to keep you updated of any changes throughout the integration process leading up to close and beyond.

19.    Will there be any impacts to Unimin employee benefits – Health &Welfare?

Employee benefits will not change in the 2018 calendar year. Under normal business procedure, the new merged company will evaluate benefit enrollment options for the 2019 calendar year. We will continue to keep you updated of any changes throughout the integration process leading up to close and beyond.

20.    Will there be any impacts to Unimin employee retirement benefits, including my pension?

The transaction must go through a regulatory review process and meet customary closing conditions for an anticipated close mid-2018. Employee benefits are not expected to change in the 2018 calendar year. Under normal business procedure, the new merged company will review the retirement benefits, including pension, for the 2019 calendar year. We will continue to keep you updated of any changes to this throughout the integration process leading up to close and beyond.

21.    As a temporary employee or contractor with Unimin, will my employment status change?

Temporary employees and contractors will continue their normal employment status as indicated in their current contractual obligations. We will keep you updated throughout the integration process.

22.    What should I say if I’m asked about this transaction by Unimin customers?

Customer communications are being handled separately by the existing customer teams. If you receive a question from a Unimin Corporation customer, please direct the individual to their normal customer sales account lead and/or customer service line.

23.    What should I say if I’m asked about this transaction by Unimin suppliers?

Supplier communications are being handled separately by the existing customer procurement teams. If you receive a question from a Unimin Corporation supplier, please direct the individual to Procurement@unimin.com.

24.    What should I say if I’m asked about this transaction by Unimin rail and transport companies?

Rail and transport communications are being handled separately by the existing transport teams. If you receive a question from a Unimin Corporation rail or transport company, please direct the individual to Jeff Lederer JLederer@unimin.com.

25.    What should I say if I’m asked about this transaction by the media?

This announcement will likely lead to increased interest and it is critical that we speak with one voice. If you receive an inquiry from the media or members of the investment community, please refrain from commenting and direct all press questions to Laurence.Boens@sibelco.com.

If you have a question that is not on this FAQ list, please send the question to employee.questions@unimin.com or your HR Business Partner who will work with leadership to identify the approved answer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Unimin’s and/or Fairmount Santrol’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Unimin’s and/or Fairmount Santrol’s respective businesses; and the parties being unable to successfully implement integration strategies. While Unimin and/or Fairmount Santrol may elect to update forward-looking statements at some point in the future, Unimin and Fairmount Santrol specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Fairmount Santrol STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

If you have a question that is not on this FAQ list, please send the question to employee.questions@unimin.com or your HR Business Partner who will work with leadership to identify the approved answer.